Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (“NovaGold”) Suite 2300 200 Granville Street Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

August 14, 2006

Item 3.	News Release

On August 14, 2006, NovaGold issued two press releases relating to the material changes described below. The press releases, copies of which are attached to this report, were distributed by CCN Matthews and filed on SEDAR.

Item 4.	Summary of Material Changes

The Board of Directors of NovaGold recommended in its Directors’ Circular that NovaGold shareholders reject the offer by Barrick Gold Corporation (“Barrick”) to acquire all of the outstanding shares of NovaGold.

NovaGold also filed a lawsuit in the Supreme Court of British Columbia against Barrick for misuse of confidential information belonging to NovaGold.

Item 5.	Full Description of Material Change

Based on the recommendation of its Special Committee of independent directors, the Board of Directors of NovaGold unanimously recommended in its Directors’ Circular that NovaGold shareholders reject the unsolicited offer by Barrick Gold Corporation to acquire all of the outstanding shares of NovaGold for US$14.50 per share. NovaGold’s Board made the recommendation after it concluded that Barrick’s offer significantly undervalues NovaGold and is not in the best interests of NovaGold’s shareholders. A copy of the Directors’ Circular can be found on SEDAR.

NovaGold also filed a lawsuit in the Supreme Court of British Columbia against Barrick, claiming, among other things, that in making a competing bid for Pioneer Metals Corporation, Barrick misused confidential information belonging to NovaGold. The lawsuit seeks a court order that any shares of Pioneer purchased by Barrick under its bid are held under a constructive trust for the benefit of NovaGold.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The following senior officer of NovaGold is knowledgeable about the material change and may be contacted by any of the Securities Commissions with respect to the change:

Robert J. (Don) MacDonald
Telephone: (604) 669-6227
Fax: (604) 669-6272

Item 9.	Date of Report

August 24, 2006